UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

Or

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2019 and 2018
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 25, 2020

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets
Cash	$1,118,735	$715,083
Investments at fair value	2,140,700,958	1,697,978,201
Investments at contract value	151,717,155	131,475,299
Receivables:
Accrued income	34,935	35,929
Due from broker	2,546,473	2,248,051
Employer contributions	4,430,947	4,331,507
Participant loans	33,072,420	34,925,673
Total assets	2,333,621,623	1,871,709,743

Liabilities
Due to broker	7,070,595	3,423,856
Accrued expenses	67,094	78,426
Total liabilities	7,137,689	3,502,282
Net assets available for benefits at end of year	$2,326,483,934	$1,868,207,461
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2019	2018
Contributions:
Employer, net of forfeitures	$55,525,536	$53,954,466
Participant	109,878,557	103,087,818
Participant rollovers	10,787,056	14,347,962
Total contributions	176,191,149	171,390,246
Investment income (loss):
Interest	3,489,735	2,829,458
Dividends	12,209,491	10,940,090
Net realized/unrealized appreciation (depreciation)	477,933,107	(216,286,053)
Total investment income (loss)	493,632,333	(202,516,505)
Other income	75,887	83,892
Interest on participant loans	1,519,046	1,302,324
Total additions	671,418,415	(29,740,043)
Administrative expenses	(1,054,365)	(1,004,825)
Withdrawal payments	(212,087,577)	(146,190,412)
Total deductions	(213,141,942)	(147,195,237)
Net increase (decrease) in net assets available for benefits	458,276,473	(176,935,280)
Net assets available for benefits at beginning of year	1,868,207,461	2,045,142,741
Net assets available for benefits at end of year	$2,326,483,934	$1,868,207,461
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2019

1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Wells Fargo Bank, N.A. is the Plan’s trustee for all assets, and Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $19,000 and $18,500 for 2019 and 2018, respectively, for employees under age 50. For employees age 50 and older the limit was $25,000 and $24,500 for 2019 and 2018, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2019 and 2018.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death to receive a true-up contribution.
On April 24, 2020, the Company instituted a new 2% base Company contribution at each pay period for the Plan for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan due to plan amendments to freeze the plan to new entrants. This base contribution will be invested based on the employee’s elections or a default fund if no elections are made and eligible employees do not have to elect to save their own money to receive this contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $280,000 and $275,000 for 2019 and 2018, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed. Company contributions not vested at the time of termination of employment are forfeited and can be used to pay plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2019 and 2018 were $1,081,967 and $1,229,748, respectively.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 70½. Beginning January 1, 2020 terminated participants can defer payments until age 72.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period. If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to continue making loan repayments if the participant contacts the Plan’s Administrative Delegate to request a loan-repayment coupon book before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and their Plan loan is in default when their employment ends, they have the option to pay off the loan in full within 60 days or the participant may make alternative arrangements for repayment of the loan in order to prevent a default and acceleration due to non-payment, if payroll deduction is no longer available. If the outstanding loan is not paid in full within 60 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.
Sale of Ameriprise Auto and Home Business
The Company and AmFam, Inc., entered into a stock purchase agreement dated April 1, 2019 under which AmFam, Inc., agreed to purchase IDS Property Casualty Insurance Company and closed the transaction on October 1, 2019. In conjunction with this transaction, the Company accelerated vesting for all employees who ceased being an active employee of the Company and became employees under the AmFam, Inc., control group. In addition, IDS Property Casualty ceased to be a participating company in the Plan and employees transitioned were terminated from the Plan. Transitioned employees became eligible for lump sum distributions and had all normal distribution rights under the Plan. In addition they had the option to rollover their 401(k) loan balance to the American Family 401(k) Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies and Adoption of New Accounting Standards
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments, respectively.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
Adoption of New Accounting Standards
Fair Value Measurement – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the Financial Accounting Standards Board updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: 1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, 2) the policy of timing of transfers between levels of the fair value hierarchy, and 3) the valuation processes for Level 3 fair value measurements. These updates should be applied retrospectively. The update is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The Plan early adopted the standard to eliminate disclosure requirements in 2018 on a retrospective basis. The Plan early adopted the provisions of the standard to include new disclosures on January 1, 2019. There is no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options at December 31, 2019 is set forth below.
Mutual Funds
Wells Fargo Advantage Small Company Growth R6 is managed by Peregrine Capital Management and invests in small-capitalization growth companies in the discovery and rediscovery phases of development.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: Voya Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust NA CIF II Growth 2, Columbia Trust Large Cap Index Fund A, Ivy Investments International Core Equity CIT Fund (Class 3), EB US Mid Cap Opportunistic Value Fund II, Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund Class 1 and Columbia Trust Total Return Fund I, BlackRock Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund and BlackRock US Debt Index Fund.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds at December 31, 2019 and 2018.
Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$61,359,319	$—	$—	$61,359,319
Ameriprise Financial common shares	220,404,634	—	—	220,404,634
Self-directed brokerage account	392,378,983	—	—	392,378,983
Collective investment funds measured at net asset value (“NAV”) (1)				1,368,664,125
Separate accounts measured at NAV (1)				97,893,897
Total investments at fair value	$674,142,936	$—	$—	$2,140,700,958

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$51,080,548	$—	$—	$51,080,548
Ameriprise Financial common shares	157,009,450	—	—	157,009,450
Self-directed brokerage account	321,412,498	—	—	321,412,498
Collective investment funds measured at NAV (1)				1,088,964,984
Separate accounts measured at NAV (1)				79,510,721
Total investments at fair value	$529,502,496	$—	$—	$1,697,978,201
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using net asset value (“NAV”).
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of the Wells Fargo Advantage Small Company Growth R6 fund is determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the fund is traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price. Separate accounts are excluded from classification in the fair value hierarchy.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company and the trustee of the Plan assets (Wells Fargo Bank, N.A.). Transactions involving funds managed by the Company and trustee of Plan assets are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $220,404,634 and $157,009,450 at December 31, 2019 and 2018, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $338,506,931 and $425,285,914 at December 31, 2019 and 2018, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.30% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service dated September 7, 2017 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2015.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2019

9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$2,326,483,934	$1,868,207,461
Deemed distributions of participant loans	(322,170)	(342,741)
Difference between contract value and fair value of fully benefit-responsive investment contracts	478,170	(2,424,706)
Net assets available for benefits per Form 5500	$2,326,639,934	$1,865,440,014

	Years Ended December 31,
	2019	2018
Net increase (decrease) in net assets available for benefits per the financial statements	$458,276,473	$(176,935,280)
Change in deemed distributions of participant loans	20,571	36,825
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	2,902,876	(921,131)
Net income (loss) per Form 5500	$461,199,920	$(177,819,586)
10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution of $4,430,947 for the 2019 plan year, which is recorded as a receivable at December 31, 2019, was posted to participant accounts on January 27, 2020.
On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (COVID-19) a pandemic.  COVID-19 presents ongoing significant economic and societal disruption and global financial markets have experienced and may continue to experience significant volatility resulting from COVID-19.   The extent of the impact of COVID-19 on the Plan and the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was approved and contains several optional provisions that temporarily impact 401(k) plans. The Company elected to adopt a COVID-19 withdrawal option and will allow participants who have loans to defer loan payments effective May 7, 2020.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
*	Wells Fargo Advantage Small Company Growth R6	1,103,386	$61,359,319
	Total Mutual Funds		61,359,319

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,322,733	75,042,653
*	Columbia Trust Contrarian Core Fund	10,191,041	171,005,661
*	Columbia Trust Gov Money Market Fund	8,037,761	8,037,761
*	Columbia Trust Total Return Fund I	7,451,091	84,420,856
	EB US Mid Cap Opportunistic Value Fund II	3,273,160	45,922,438
	Boston Partners Large Cap Value Equity CIT D	3,484,680	83,527,772
	Victory Small Cap Value Collective Fund (75)	2,061,162	73,328,914
	Voya Target Solution Trust Income (Class 4)	1,226,593	19,141,203
	Voya Target Solution Trust 2020 (Class 4)	1,719,106	30,272,301
	Voya Target Solution Trust 2025 (Class 4)	3,128,131	59,090,567
	Voya Target Solution Trust 2030 (Class 4)	3,294,291	65,907,648
	Voya Target Solution Trust 2035 (Class 4)	3,032,539	63,281,480
	Voya Target Solution Trust 2040 (Class 4)	2,645,819	57,282,574
	Voya Target Solution Trust 2045 (Class 4)	2,153,894	47,565,197
	Voya Target Solution Trust 2050 (Class 4)	1,274,818	28,212,355
	Voya Target Solution Trust 2055 (Class 4)	757,372	16,781,894
	Voya Target Solution Trust 2060 (Class 4)	573,443	9,012,731
	Ivy Investments International Core Equity CIT Fund (Class 3)	7,174,466	114,002,262
	Wellington Trust NA CIF II Growth 2	6,784,966	119,822,506
	BlackRock Equity Index Fund	6,369,270	172,846,712
	BlackRock Russell 2500 Index Fund	239,865	5,095,251
	BlackRock MSCI ACWI ex-US Index Fund	623,156	7,860,557
	BlackRock US Debt Index Fund	210,844	4,965,728
	Total Collective Investment Funds		1,362,427,021

	Separate Accounts —
	Congress Mid Cap Growth Fund	5,556,887	97,893,897
	Total Separate Accounts		97,893,897

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	6,237,104	6,237,104
*	Ameriprise Financial, Inc. Common Shares	1,323,849	220,404,634
	Total Ameriprise Financial Stock Fund		226,641,738

***	Self-Directed Brokerage Account		392,378,983

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	MetLife Insurance Stable Value Government Separate Account	139,254	15,381,633
*	Columbia Trust Gov Money Market Fund	5,927,251	5,927,251
	U.S. Government and Agency Securities:
	FEDERAL HOME LOAN BANKS 2.625% 10/01/2020	2,950,000	2,969,858
	FHLB 2.25% 06/11/2021	5,150,000	5,196,343
	FHLMC 1.625% 09/29/2020	2,150,000	2,149,877
	FHLMC 2.375% 01/13/2022	2,525,000	2,562,098
	FHLMC REFERENCE BOND 1.500% 01/17/2020	3,200,000	3,199,782
	FHLMC REFERENCE BOND 1.875% 11/17/2020	1,000,000	1,001,637
	FNMA 2.5% 04/13/2021	1,225,000	1,238,917
	FNMA BENCHMARK NOTE 2.000% 01/05/2022	2,775,000	2,796,837
	U.S. TREASURY NOTE 2.000% 05/31/2024	6,825,000	6,919,910
	U.S. TREASURY NOTE 2.000% 10/31/2022	11,010,000	11,131,282
	U.S. TREASURY NOTE 2.125% 05/31/2026	10,800,000	11,016,844
	U.S. TIPS 0.125% 04/15/2022	3,775,000	3,989,405
	FGOLD 15YR 3.500% 08/01/2025	69,089	71,611
	FGOLD 15YR 3.500% 09/01/2025	11,556	11,977
	FGOLD 15YR 3.500% 10/01/2025	3,310	3,431
	FGOLD 15YR 4.000% 02/01/2025	23,935	24,969
	FGOLD 15YR 4.000% 07/01/2025	10,003	10,434
	FGOLD 15YR 4.000% 08/01/2025	38,160	39,815
	FGOLD 15YR 3.000% 01/01/2027	131,761	135,291
	FGOLD 15YR 3.000% 01/01/2032	190,021	195,411
	FGOLD 15YR 3.000% 01/01/2032	196,677	201,827
	FGOLD 15YR 3.000% 01/01/2033	349,266	359,164
	FGOLD 15YR 3.000% 02/01/2027	43,958	45,135
	FGOLD 15YR 3.000% 03/01/2033	807,240	830,185
	FGOLD 15YR 3.000% 04/01/2032	674,281	695,505
	FGOLD 15YR 3.000% 08/01/2021	1,128	1,156
	FGOLD 15YR 3.000% 09/01/2026	94,117	96,636
	FGOLD 15YR 3.000% 10/01/2026	4,279	4,393
	FGOLD 15YR 3.000% 10/01/2026	11,621	11,932
	FGOLD 15YR 3.000% 11/01/2025	3,209	3,295
	FGOLD 15YR 3.000% 11/01/2026	64,577	66,306
	FGOLD 15YR 3.000% 12/01/2026	220,573	226,481
	FGOLD 15YR 3.500% 01/01/2021	1,844	1,911
	FGOLD 15YR 3.500% 01/01/2034	1,936,006	2,010,876
	FGOLD 15YR 3.500% 02/01/2026	8,892	9,217
	FGOLD 15YR 3.500% 03/01/2026	11,107	11,514
	FGOLD 15YR 3.500% 04/01/2033	398,922	414,851

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 05/01/2026	1,638	1,698
FGOLD 15YR 3.500% 05/01/2032	404,382	420,527
FGOLD 15YR 3.500% 06/01/2026	116,560	120,833
FGOLD 15YR 3.500% 07/01/2026	39,246	40,694
FGOLD 15YR 3.500% 07/01/2026	166,131	172,228
FGOLD 15YR 3.500% 08/01/2026	4,205	4,359
FGOLD 15YR 3.500% 08/01/2026	72,279	74,946
FGOLD 15YR 3.500% 08/01/2026	22,637	23,468
FGOLD 15YR 3.500% 09/01/2026	2,050	2,126
FGOLD 15YR 3.500% 09/01/2026	3,721	3,857
FGOLD 15YR 3.500% 09/01/2026	10,412	10,794
FGOLD 15YR 3.500% 10/01/2021	1,525	1,580
FGOLD 15YR 3.500% 10/01/2025	109,017	113,005
FGOLD 15YR 3.500% 11/01/2025	84,453	87,546
FGOLD 15YR 3.500% 12/01/2025	18,193	18,858
FGOLD 15YR 3.500% 12/01/2025	214,473	222,333
FGOLD 15YR 3.500% 12/01/2025	321	333
FGOLD 15YR 3.500% 12/01/2025	6,739	6,985
FGOLD 15YR 3.500% 12/01/2025	24,759	25,666
FGOLD 15YR 4.000% 05/01/2026	36,371	38,050
FGOLD 15YR 4.000% 06/01/2025	2,553	2,665
FGOLD 15YR 4.000% 06/01/2026	29,923	31,294
FGOLD 15YR GIANT 3.000% 01/01/2032	688,965	709,794
FGOLD 15YR GIANT 3.000% 02/01/2031	479,402	493,888
FGOLD 15YR GIANT 3.000% 03/01/2031	299,279	308,323
FGOLD 15YR GIANT 3.000% 03/01/2032	1,160,801	1,197,336
FGOLD 15YR GIANT 3.000% 05/01/2031	783,033	806,692
FGOLD 15YR GIANT 3.000% 07/01/2030	362,916	373,879
FGOLD 15YR GIANT 3.000% 09/01/2027	21,983	22,571
FGOLD 15YR GIANT 3.000% 09/01/2031	469,875	484,652
FGOLD 15YR GIANT 3.000% 10/01/2030	171,445	176,625
FGOLD 15YR GIANT 3.000% 11/01/2026	217,993	223,830
FGOLD 15YR GIANT 3.000% 12/01/2026	84,680	86,946
FGOLD 15YR GIANT 3.000% 12/01/2030	631,444	650,526
FGOLD 15YR GIANT 3.500% 01/01/2027	158,731	164,568
FGOLD 15YR GIANT 3.500% 01/01/2030	229,409	238,851
FGOLD 15YR GIANT 3.500% 02/01/2034	555,750	576,247
FGOLD 15YR GIANT 3.500% 04/01/2026	28,169	29,202
FGOLD 15YR GIANT 3.500% 04/01/2030	104,856	109,158
FGOLD 15YR GIANT 3.500% 05/01/2033	1,067,618	1,112,595

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.500% 06/01/2029	65,417	68,109
FGOLD 15YR GIANT 3.500% 07/01/2026	7,103	7,364
FGOLD 15YR GIANT 3.500% 07/01/2029	210,328	218,984
FGOLD 15YR GIANT 3.500% 07/01/2033	229,717	238,654
FGOLD 15YR GIANT 3.500% 08/01/2026	17,092	17,720
FGOLD 15YR GIANT 3.500% 08/01/2029	14,956	15,572
FGOLD 15YR GIANT 3.500% 08/01/2032	749,050	780,272
FGOLD 15YR GIANT 3.500% 08/01/2033	401,355	416,782
FGOLD 15YR GIANT 3.500% 11/01/2025	30,137	31,241
FGOLD 15YR GIANT 3.500% 11/01/2029	296,675	308,891
FGOLD 15YR GIANT 3.500% 12/01/2025	2,856	2,961
FGOLD 15YR GIANT 3.500% 12/01/2029	347,821	362,140
FGOLD 15YR GIANT 3.500% 12/01/2033	351,578	364,898
FGOLD 15YR GIANT 4.000% 04/01/2033	49,325	51,599
FGOLD 15YR GIANT 4.000% 05/01/2025	59,129	61,700
FGOLD 15YR GIANT 4.000% 05/01/2026	5,465	5,703
FGOLD 15YR GIANT 4.000% 06/01/2026	181,971	189,916
FGOLD 15YR GIANT 4.000% 07/01/2026	82,136	85,914
FGOLD 15YR GIANT 4.000% 12/01/2025	2,596	2,708
FGOLD 15YR GIANT 4.000% 12/01/2026	32,972	34,401
FHLMC 15YR UMBS 3.000% 12/01/2034	1,600,000	1,642,376
FHLMC 15YR UMBS MIRROR 3.000% 03/01/2031	644,892	663,636
FHLMC 15YR UMBS MIRROR 3.000% 04/01/2034	378,702	388,200
FHLMC 15YR UMBS SUPER 2.500% 08/01/2034	1,793,013	1,809,432
FHLMC 15YR UMBS SUPER 2.500% 10/01/2034	243,416	245,647
FHLMC 15YR UMBS SUPER 2.500% 12/01/2034	1,029,229	1,038,665
FHLMC 15YR UMBS SUPER 3.000% 01/01/2034	777,198	796,829
FHLMC 5/1 HYBRID ARM 4.284% 12/01/2036	23,163	24,254
FHLMC_K008 3.531% 06/25/2020	995,546	997,479
FHLMC_K009 3.808% 08/25/2020	137,448	138,153
FHLMC_K014 3.871% 04/25/2021	494,095	501,745
FHLMC_K015 3.230% 07/25/2021	55,609	56,291
FHLMC_K016 2.968% 10/25/2021	329,194	333,185
FHLMC_K018 2.789% 01/25/2022	423,567	428,189
FHLMC_T-13 6.085% 09/25/2029	58	57
FHLMC_K011 4.084% 11/25/2020	421,896	427,667
FGOLD 15YR GIANT 3.000% 09/01/2030	316,670	326,237
FGOLD 15YR GIANT 3.500% 03/01/2030	52,941	55,124
FNMA 15YR 3.500% 01/01/2026	44,908	46,529
FNMA 15YR 3.500% 01/01/2026	4,239	4,391

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 01/01/2026	53,671	55,598
FNMA 15YR 3.500% 02/01/2026	106,021	109,852
FNMA 15YR 3.500% 03/01/2026	282,596	292,830
FNMA 15YR 3.500% 09/01/2026	123,070	127,508
FNMA 15YR 3.500% 10/01/2025	84,469	87,509
FNMA 15YR 3.500% 10/01/2025	1,146	1,187
FNMA 15YR 3.500% 10/01/2025	947	981
FNMA 15YR 3.500% 10/01/2025	215,564	223,321
FNMA 15YR 3.500% 10/01/2025	153,437	158,956
FNMA 15YR 3.500% 10/01/2025	190,671	197,551
FNMA 15YR 3.500% 11/01/2025	78,616	81,452
FNMA 15YR 3.500% 11/01/2025	12,854	13,318
FNMA 15YR 3.500% 11/01/2025	10,569	10,950
FNMA 15YR 3.500% 12/01/2025	18,871	19,552
FNMA 15YR 4.000% 02/01/2025	254	265
FNMA 15YR 4.000% 04/01/2025	11,235	11,717
FNMA 15YR 4.000% 05/01/2025	50,119	52,289
FNMA 15YR 4.000% 06/01/2025	79,943	83,353
FNMA 15YR 4.000% 06/01/2025	6,951	7,250
FNMA 15YR 4.000% 09/01/2024	42,170	43,960
FNMA 15YR 4.500% 02/01/2025	73,283	76,442
FNMA 15YR 4.500% 03/01/2023	1,884	1,951
FNMA 15YR 4.500% 04/01/2025	6,818	7,039
FNMA 15YR 4.500% 05/01/2024	1,899	1,977
FNMA 15YR 4.500% 10/01/2024	38,174	39,840
FNMA 15YR 5.000% 02/01/2023	9,495	9,839
FNMA 15YR 5.000% 02/01/2024	23,155	23,982
FNMA 15YR 5.000% 05/01/2023	17,949	18,543
FNMA 15YR 5.000% 05/01/2023	21,481	22,303
FNMA 15YR 5.000% 06/01/2023	17,432	18,009
FNMA 15YR 5.000% 08/01/2020	5,750	5,940
FNMA 15YR 5.000% 10/01/2021	1,478	1,527
FNMA 15YR 5.000% 11/01/2023	10,654	11,029
FNMA 30YR 6.000% 11/01/2028	10,597	11,692
FNMA 30YR 6.500% 04/01/2032	7,560	8,391
FNMA 30YR 6.500% 04/01/2032	7,062	7,838
FNMA 30YR 7.000% 07/01/2028	4,593	4,598
FNMA 10/1 HYBRID ARM 3.715% 12/01/2033	881	920
FNMA 10/1 HYBRID ARM 3.749% 10/01/2034	2,248	2,334
FNMA 15YR 3.000% 01/01/2030	109,471	112,706

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 01/01/2031	208,196	214,352
FNMA 15YR 3.000% 01/01/2032	490,435	504,062
FNMA 15YR 3.000% 01/01/2033	902,966	930,909
FNMA 15YR 3.000% 01/01/2034	1,577,533	1,616,428
FNMA 15YR 3.000% 02/01/2029	477,407	491,500
FNMA 15YR 3.000% 02/01/2030	352,219	362,634
FNMA 15YR 3.000% 02/01/2031	561,881	577,825
FNMA 15YR 3.000% 02/01/2031	521,058	536,477
FNMA 15YR 3.000% 02/01/2034	545,924	559,410
FNMA 15YR 3.000% 03/01/2031	991,215	1,021,882
FNMA 15YR 3.000% 03/01/2031	104,622	107,725
FNMA 15YR 3.000% 03/01/2033	318,963	327,831
FNMA 15YR 3.000% 04/01/2031	189,645	195,254
FNMA 15YR 3.000% 04/01/2031	481,440	495,716
FNMA 15YR 3.000% 04/01/2032	270,371	278,726
FNMA 15YR 3.000% 05/01/2031	277,908	286,126
FNMA 15YR 3.000% 06/01/2030	520,790	534,607
FNMA 15YR 3.000% 06/01/2032	195,350	201,393
FNMA 15YR 3.000% 06/01/2034	904,394	926,849
FNMA 15YR 3.000% 07/01/2030	71,415	73,533
FNMA 15YR 3.000% 07/01/2032	446,308	458,707
FNMA 15YR 3.000% 07/01/2032	299,305	308,536
FNMA 15YR 3.000% 09/01/2029	139,548	143,666
FNMA 15YR 3.000% 09/01/2031	757,690	780,093
FNMA 15YR 3.000% 09/01/2032	1,619,080	1,669,164
FNMA 15YR 3.000% 09/01/2033	983,581	1,008,779
FNMA 15YR 3.000% 10/01/2030	407,733	419,797
FNMA 15YR 3.000% 10/01/2030	367,397	378,047
FNMA 15YR 3.000% 10/01/2030	368,745	379,649
FNMA 15YR 3.000% 10/01/2031	134,254	138,231
FNMA 15YR 3.000% 11/01/2030	247,206	253,912
FNMA 15YR 3.000% 11/01/2031	941,296	968,955
FNMA 15YR 3.000% 11/01/2031	472,170	486,157
FNMA 15YR 3.000% 11/01/2033	1,217,009	1,248,308
FNMA 15YR 3.000% 11/01/2033	827,650	848,819
FNMA 15YR 3.500% 01/01/2026	5,360	5,554
FNMA 15YR 3.500% 01/01/2026	94,010	97,405
FNMA 15YR 3.500% 01/01/2027	107,919	111,845
FNMA 15YR 3.500% 01/01/2027	27,744	28,739
FNMA 15YR 3.500% 01/01/2029	8,016	8,336

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 01/01/2030	292,347	303,576
FNMA 15YR 3.500% 01/01/2034	1,621,932	1,679,853
FNMA 15YR 3.500% 01/01/2034	1,615,365	1,673,052
FNMA 15YR 3.500% 02/01/2026	58,826	60,944
FNMA 15YR 3.500% 02/01/2026	15,254	15,805
FNMA 15YR 3.500% 02/01/2026	153,554	159,093
FNMA 15YR 3.500% 02/01/2029	16,115	16,765
FNMA 15YR 3.500% 02/01/2029	239,465	249,095
FNMA 15YR 3.500% 02/01/2030	236,761	245,490
FNMA 15YR 3.500% 02/01/2031	257,189	267,620
FNMA 15YR 3.500% 02/01/2032	250,293	260,430
FNMA 15YR 3.500% 02/01/2033	618,017	642,732
FNMA 15YR 3.500% 02/01/2034	404,090	418,521
FNMA 15YR 3.500% 03/01/2032	152,318	158,406
FNMA 15YR 3.500% 03/01/2033	256,911	267,013
FNMA 15YR 3.500% 04/01/2026	812	841
FNMA 15YR 3.500% 04/01/2026	16,254	16,840
FNMA 15YR 3.500% 04/01/2026	97,986	101,517
FNMA 15YR 3.500% 04/01/2027	23,445	24,347
FNMA 15YR 3.500% 04/01/2030	72,758	75,704
FNMA 15YR 3.500% 04/01/2030	99,129	103,152
FNMA 15YR 3.500% 04/01/2033	20,992	21,814
FNMA 15YR 3.500% 04/01/2034	862,869	894,008
FNMA 15YR 3.500% 05/01/2033	26,429	27,487
FNMA 15YR 3.500% 06/01/2026	3,608	3,738
FNMA 15YR 3.500% 06/01/2027	66,085	68,458
FNMA 15YR 3.500% 06/01/2029	87,330	90,832
FNMA 15YR 3.500% 06/01/2030	159,609	166,415
FNMA 15YR 3.500% 06/01/2032	407,918	424,241
FNMA 15YR 3.500% 06/01/2033	1,525,101	1,582,954
FNMA 15YR 3.500% 07/01/2029	170,568	177,070
FNMA 15YR 3.500% 07/01/2032	374,539	389,285
FNMA 15YR 3.500% 08/01/2026	4,250	4,403
FNMA 15YR 3.500% 08/01/2026	42,098	43,809
FNMA 15YR 3.500% 08/01/2027	42,076	43,660
FNMA 15YR 3.500% 08/01/2029	290,357	302,085
FNMA 15YR 3.500% 08/01/2029	370,485	385,028
FNMA 15YR 3.500% 08/01/2032	357,695	371,546
FNMA 15YR 3.500% 08/01/2032	321,497	334,329
FNMA 15YR 3.500% 08/01/2033	327,560	340,286

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 08/01/2033	291,607	302,264
FNMA 15YR 3.500% 09/01/2026	15,650	16,216
FNMA 15YR 3.500% 09/01/2026	18,904	19,588
FNMA 15YR 3.500% 09/01/2028	21,710	22,494
FNMA 15YR 3.500% 09/01/2029	435,552	453,159
FNMA 15YR 3.500% 09/01/2029	226,862	235,582
FNMA 15YR 3.500% 09/01/2033	1,854,181	1,922,342
FNMA 15YR 3.500% 10/01/2026	445,565	461,655
FNMA 15YR 3.500% 10/01/2026	77,163	79,955
FNMA 15YR 3.500% 10/01/2026	110,504	114,496
FNMA 15YR 3.500% 10/01/2026	978	1,014
FNMA 15YR 3.500% 10/01/2026	143,263	148,942
FNMA 15YR 3.500% 10/01/2028	107,861	112,146
FNMA 15YR 3.500% 10/01/2029	96,535	100,751
FNMA 15YR 3.500% 11/01/2025	125,032	129,549
FNMA 15YR 3.500% 11/01/2026	899	940
FNMA 15YR 3.500% 11/01/2026	237,250	245,855
FNMA 15YR 3.500% 11/01/2028	161,443	167,858
FNMA 15YR 3.500% 11/01/2033	1,324,866	1,374,066
FNMA 15YR 3.500% 12/01/2025	21,104	21,863
FNMA 15YR 3.500% 12/01/2028	109,518	113,851
FNMA 15YR 3.500% 12/01/2028	17,117	17,797
FNMA 15YR 3.500% 12/01/2029	29,718	30,860
FNMA 15YR 3.500% 12/01/2032	522,623	541,627
FNMA 15YR 4.000% 01/01/2029	45,751	47,874
FNMA 15YR 4.000% 01/01/2029	45,751	47,874
FNMA 15YR 4.000% 01/01/2029	45,751	47,874
FNMA 15YR 4.000% 01/01/2029	45,751	47,874
FNMA 15YR 4.000% 07/01/2025	9,146	9,539
FNMA 15YR 4.000% 08/01/2026	9,251	9,650
FNMA 15YR 4.000% 09/01/2025	3,184	3,320
FNMA 15YR 4.000% 11/01/2026	62,340	65,037
FNMA 15YR 4.500% 05/01/2024	18,738	19,532
FNMA 15YR 5.000% 02/01/2023	7,657	7,910
FNMA 15YR 5.000% 04/01/2024	5,406	5,617
FNMA 15YR UMBS 2.500% 09/01/2034	432,483	436,445
FNMA 15YR UMBS 2.500% 12/01/2034	650,000	655,959
FNMA 15YR UMBS 3.000% 07/01/2034	1,170,988	1,200,291
FNMA 15YR UMBS 3.000% 12/01/2034	1,713,352	1,759,796
FNMA 6M LIBOR ARM 3.290% 12/01/2032	16,640	17,296

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	FNMA 6M LIBOR ARM 3.415% 11/01/2032	5,671	5,773
	FNMA 6M LIBOR ARM 3.728% 03/01/2034	21,503	22,009
	FNMA 6M LIBOR ARM 3.791% 09/01/2035	36,052	36,778
	FNMA 7/1 HYBRID ARM 3.635% 01/01/2034	8,306	8,545
	FNMA 7/1 HYBRID ARM 4.620% 03/01/2036	6,094	6,362
	FNMA 7/1 HYBRID ARM 4.794% 01/01/2036	1,030	1,077
	FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	173,453	179,690
	FNMA_03-W11 4.959% 06/25/2033	142	148
	FHLMC_K006 4.251% 01/25/2020	1,887	1,886
	FHLMC_K007 4.224% 03/25/2020	213,033	212,952
	FHLMC_K010 4.333% 10/25/2020	443,107	448,093
	FHLMC_K012 4.185% 12/25/2020	300,000	304,108
	FHLMC_K025 2.682% 10/25/2022	500,000	508,399
	FHLMC_K714 3.034% 10/25/2020	233,180	233,722
	FHLMC_K715 2.856% 01/25/2021	488,106	490,250
	FHLMC_K716 3.130% 06/25/2021	1,000,000	1,010,154
	Total fully benefit-responsive investment contracts		152,195,325

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2049		33,072,420
	Less: Deemed distributions		(322,170)
	Net participant loans		32,750,250

	Assets Held at End of Year per Form 5500		$2,325,646,533

*	Indicates Party-in-interest

**	Cost information not required for participant-directed investments

***	The Self-Directed Brokerage Account includes Party-in-interest investment options 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 25, 2020	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.